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                                  EXHIBIT A-2
                              JOINT PRESS RELEASE
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FOR IMMEDIATE RELEASE
November 3, 1998

            THE ZIEGLER COMPANIES, INC. SIGNS DEFINITIVE AGREEMENT
                      TO PURCHASE PMC INTERNATIONAL, INC.

     WEST BEND, WIS.--The Ziegler Companies, Inc. [AMEX:ZCO], a financial services holding company, announced today the signing of a definitive merger agreement for the acquisition of PMC International, Inc., a Denver-based investment management and consulting firm.

     Under the terms of the agreement, a subsidiary of The Ziegler Companies will commence a tender offer to acquire all of the outstanding common stock of PMC International for $0.60 per share and all of the outstanding preferred stock of PMC International for $2.50 per share. Following the completion of the tender offer, The Ziegler Companies will consummate a second-step merger in which the remaining PMC International common shareholders will receive $0.60 per share and its preferred shareholders will receive $2.50 per share. The total purchase price for the currently outstanding common and preferred stock, including PMC International stock warrants and options, is approximately $3.1 million, which will be funded from working capital of The Ziegler Companies.

     To support PMC International during the period in which the companies are effecting the merger, The Ziegler Companies has executed a $3.5 million credit facility with PMC International, the outstanding balance of which is convertible into PMC common stock at $0.60 per share. On October 15, 1998, the Ziegler Companies loaned $500,000 for working capital. In addition, the two firms have entered into an option for common stock under which The Ziegler Companies may immediately purchase 4,500,000 shares of PMC common stock for $0.60 per share.

     The Ziegler Companies, Inc., with annual revenues of approximately $75 million, is a holding company headquartered in West Bend, Wis. The company's principal subsidiary, B.C. Ziegler and Company, is an investment banking and brokerage firm.
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Other Ziegler subsidiaries provide services that include asset management, investment consulting, and reduced-commission brokerage services.

     PMC International, Inc., with annual revenues of approximately $15 million, provides investment management and consulting services that support the relationships between financial advisers and their clients. Its services include privately managed accounts and mutual fund wrap programs. The firm has four subsidiaries, which include Portfolio Management Consultant, Inc., an investment advisory firm; the company also operates a broker/dealer, an investment advisory firm specializing in mutual fund asset allocation products, and a subsidiary which develops proprietary software for the financial services industry.

     Peter D. Ziegler, president and chief executive officer of The Ziegler Companies, said, "This acquisition fits strategically with our plans on the money management side of our business. It adds $2 billion in assets under management to Ziegler, and PMC's services complement our existing business extremely well. Adding PMC positions us favorably as the financial services industry moves away from transaction business toward fee-based services."

     The board of directors of PMC International has unanimously approved the tender offer and recommended that PMC shareholders accept the offer and tender their shares. Scott MacKillop, president of PMC International, said, "This transaction is very exciting for us because it represents the culmination of an exhaustive 10-month effort to find a strategic partner who could provide the financial strength, credibility and experience necessary to keep our firm in the forefront of this highly competitive and growing part of the financial services industry. This combination represents a win for our clients, our business partners and our shareholders."

     This new release contains forward-looking statements made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Management of The Ziegler Companies, Inc. and PMC International, Inc. caution that the projections are based on a current understanding of the PMC International business, and are highly dependent on a variety of factors which could cause actual results to differ from these

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estimates. These factors include, without limitation, general economic conditions, market conditions in relevant markets, market acceptance of existing and new products and services and successful integration of PMC International with The Ziegler Companies.

CONTACTS: S. Charles O'Meara, General Counsel, The Ziegler Companies, Inc. (414) 334-5521; Scott MacKillop, President, PMC International, Inc. (303) 292-1177

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